SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a)
(Amendment No. 7)*
LendingClub Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
52603A109
(CUSIP Number)
Jason W. Soncini, Esq
Deputy General Counsel
c/o Shanda Investment Management
2735 Sand Hill Road, #140
Menlo Park, CA 94025, United States
650-656-9560
Copies to:
Richard M. Brand
Andrew P. Alin
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 504-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 18, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52603A109	13D

1	NAME OF REPORTING PERSONS Tianqiao Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,562,881
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,562,881
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,562,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0% (1)
14	TYPE OF REPORTING PERSON IN
(1)	Calculated based on 88,911,078 shares of Common Stock outstanding as of February 14, 2020 as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2019, filed on February 19, 2020.

CUSIP No. 52603A109	13D

1	NAME OF REPORTING PERSONS Shanda Media Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,562,881
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,562,881
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,562,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.0% (1)
14	TYPE OF REPORTING PERSON CO, HC
(1)	Calculated based on 88,911,078 shares of Common Stock outstanding as of February 14, 2020 as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2019, filed on February 19, 2020.

CUSIP No. 52603A109	13D

1	NAME OF REPORTING PERSONS Shanda Global Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,562,881
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,562,881
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,562,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.0% (1)
14	TYPE OF REPORTING PERSON CO, HC
(1)	Calculated based on 88,911,078 shares of Common Stock outstanding as of February 14, 2020 as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2019, filed on February 19, 2020.

CUSIP No. 52603A109	13D

1	NAME OF REPORTING PERSONS Shanda Technology Overseas Capital Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,562,881
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,562,881
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,562,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.0% (1)
14	TYPE OF REPORTING PERSON CO, HC
(1)	Calculated based on 88,911,078 shares of Common Stock outstanding as of February 14, 2020 as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2019, filed on February 19, 2020.

CUSIP No. 52603A109	13D

1	NAME OF REPORTING PERSONS Shanda Group USA Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,562,881
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,562,881
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,562,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.0% (1)
14	TYPE OF REPORTING PERSON CO, HC
(1)	Calculated based on 88,911,078 shares of Common Stock outstanding as of February 14, 2020 as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2019, filed on February 19, 2020.

CUSIP No. 52603A109	13D

1	NAME OF REPORTING PERSONS Shanda Asset Management Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,562,881
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,562,881
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,562,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.0% (1)
14	TYPE OF REPORTING PERSON CO, HC
(1)	Calculated based on 88,911,078 shares of Common Stock outstanding as of February 14, 2020 as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2019, filed on February 19, 2020.

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the Reporting Persons on May 23, 2016 (the “Original Schedule 13D”), as amended by that Amendment No. 1 filed by the Reporting Persons on June 20, 2016 (“Amendment No. 1”), that Amendment No. 2 filed by the Reporting Persons on December 11, 2017 (“Amendment No. 2”), that Amendment No. 3 filed by the Reporting Persons on December 12, 2017 (“Amendment No. 3”), that Amendment No. 4 filed by the Reporting Persons on December 13, 2017 (“Amendment No. 4”), that Amendment No. 5 filed by the Reporting Persons on December 14, 2017 (“Amendment No. 5”), and that Amendment No. 6 filed by the Reporting Persons on March 5, 2018 (“Amendment No. 6”, and, collectively with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 7, and the Original Schedule 13D, the “Schedule 13D”).
Item 2.          Identity and Background.
Item 2 is hereby amended and restated as follows:
This Schedule 13D is jointly filed on behalf of Tianqiao Chen (“Mr. Chen”), Shanda Media Limited, Shanda Global Investment Limited, Shanda Technology Overseas Capital Company Limited, Shanda Group USA Limited and Shanda Asset Management Holdings Limited (collectively, the “Reporting Persons” and each a “Reporting Person”). Mr. Chen is a citizen of the People’s Republic of China who holds 100% of the outstanding and issued shares of Shanda Media Limited. Shanda Media Limited owns 70% of all outstanding and issued shares of Shanda Global Investment Limited, which is the sole shareholder of Shanda Technology Overseas Capital Company Limited. Shanda Technology Overseas Capital Company Limited owns 100% of the outstanding and issued shares of Shanda Group USA Limited, which is the sole shareholder of Shanda Asset Management Holdings Limited. Shanda Asset Management Holdings Limited directly holds the Shares (as defined below).
The principal business address of Mr. Chen is 2735 Sand Hill Road, #140, Menlo Park, CA 94025, United States. The principal business address of Shanda Media Limited is Offshore Incorporations Centre, P.O. Box 957, Road Town, Tortola, British Virgin Islands. The principal business address of Shanda Technology Overseas Capital Company Limited is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The principal business address of each of Shanda Global Investment Limited, Shanda Group USA Limited and Shanda Asset Management Holdings Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110. Mr. Chen currently serves as the Chairman and Chief Executive Officer of Shanda Group, a private investment group. Each of the other Reporting Persons is a private investment holding company affiliated with Shanda Group. Shanda Technology Overseas Capital Company Limited is incorporated under the laws of the Cayman Islands. Each of Shanda Media Limited, Shanda Global Investment Limited, Shanda Group USA Limited and Shanda Asset Management Holdings Limited is incorporated under the laws of the British Virgin Islands.
The name, business address, present principal occupation and citizenship of each director and executive officer of each of the Reporting Persons (other than Mr. Chen) is set forth on Schedule A.
During the last five years, none of the Reporting Persons, and to the best of their knowledge, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.
Item 4.          Purpose of Transaction.
Item 4 is hereby amended to add the following:
On February 18, 2020, Shanda Asset Management Holdings Limited (“SAMH”) entered into an exchange agreement (the “Exchange Agreement”) with the Issuer, pursuant to which, subject to the terms and conditions set forth therein, SAMH will exchange all of the 19,562,881 shares of Common Stock beneficially owned by it for (i) 195,628 newly issued shares of Mandatorily Convertible Non-Voting Preferred Stock, Series A of the Issuer (“Series A Preferred Stock”), par value $0.01 per share, having the designations, relative rights, other preferences and limitations set forth in a certificate of designations attached to the Exchange Agreement and that are mandatorily convertible, when owned by a person other than SAMH or any affiliate, into 19,562,800 shares of Common Stock, and (ii) a one-time cash payment of $50,203,332.77. The Series A Preferred Stock is substantially the same as Common Stock except as to voting rights.
As part of the Exchange Agreement SAMH has agreed to certain restrictions on its and its affiliates’ activities relating to ownership of the Issuer’s securities and the Issuer’s ability to obtain the bank regulatory approvals necessary to effect the Issuer’s merger with Radius Bancorp, Inc.
On February 18, 2020, SAMH also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer. The Registration Rights Agreement provides, among other things, that the Issuer will prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement covering the resale by SAMH of Common Stock that the Series A Preferred Stock is convertible into, along with other shares of Common Stock subsequently acquired and held by SAMH.
The foregoing description of the Exchange Agreement and Registration Rights Agreement is a summary only and does not purport to be complete, and each is respectively qualified in its entirety by reference to the Exchange Agreement filed as Exhibit 8 hereto and incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 19, 2020 and the Registration Rights Agreement filed as Exhibit 9 hereto and incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 19, 2020.
Item 5.          Interest in Securities of the Issuer.
Item 5(a) and (b) is hereby amended and restated as follows:
(a), (b)
Shanda Asset Management Holdings Limited holds 19,562,881 shares of Common Stock, representing approximately 22.0% of the outstanding shares of Common Stock of the Issuer. The foregoing percentage is calculated based on 88,911,078 shares of Common Stock outstanding as of February 14, 2020 as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on February 19, 2020.
Mr. Chen, through his ownership of Shanda Media Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Media Limited. Shanda Media Limited, through its ownership of Shanda Global Investment Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Global Investment Limited. Shanda Global Investment Limited, through its ownership of Shanda Technology Overseas Capital Company Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Technology Overseas Capital Company Limited. Shanda Technology Overseas Capital Company Limited, through its ownership of Shanda Group USA Limited may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Group USA Limited. Shanda Group USA Limited, through its ownership of Shanda Asset Management Holdings Limited, may be deemed to share voting and dispositive power over the Shares directly held by Shanda Asset Management Holdings Limited.
Except as set forth in Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, any persons named in Schedule A owns beneficially any Common Stock of the Issuer.
Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
On February 19, 2020, Shanda Asset Management Holdings Limited and the Issuer entered into each of the Exchange Agreement and Registration Rights Agreement, as each is defined and described in Item 4 above and attached hereto as Exhibit 8 and Exhibit 9, respectively.

The description of the Exchange Agreement and the Registration Rights Agreement is incorporated into this Item 6 by reference.
Item 7.          Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following Exhibits:
Exhibit 8 – Share Exchange Agreement, dated as of February 18, 2020, by and between LendingClub Corporation and Shanda Asset Management Holdings Limited (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 19, 2020).
Exhibit 9 – Registration Rights Agreement, dated as of February 18, 2020, by and between LendingClub Corporation and Shanda Asset Management Holdings, Limited (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 19, 2020).

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
February 20, 2020
TIANQIAO CHEN

/s/ Tianqiao Chen

SHANDA MEDIA LIMITED

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

SHANDA GLOBAL INVESTMENT LIMITED

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

SHANDA TECHNOLOGY OVERSEAS CAPITAL COMPANY LIMITED

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

SHANDA GROUP USA LIMITED

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

SHANDA ASSET MANAGEMENT HOLDINGS LIMITED

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF EACH REPORTING PERSON (OTHER THAN MR. CHEN)
The name, business address, citizenship, present principal occupation of each of the directors of each Reporting Person (other than Mr. Chen), are set forth in the tables below. The business address of each director is located at 2735 Sand Hill Road, #140, Menlo Park, CA 94025, United States. Each occupation set forth opposite an individual’s name in the following tables refers to employment with Shanda Group. None of the Reporting Persons has any executive officers.

SHANDA MEDIA LIMITED

Name and Citizenship	Present Principal Occupation
Director
Tianqiao Chen, PRC	Chairman and Chief Executive Officer

SHANDA GLOBAL INVESTMENT LIMITED

Name and Citizenship	Present Principal Occupation
Directors
Tianqiao Chen, PRC	Chairman and Chief Executive Officer
Chrissy Qian Qian Luo, Singapore	Vice Chairman

SHANDA TECHNOLOGY OVERSEAS CAPITAL COMPANY LIMITED

Name and Citizenship	Present Principal Occupation
Director
Tianqiao Chen, PRC	Chairman and Chief Executive Officer

SHANDA GROUP USA LIMITED

Name and Citizenship	Present Principal Occupation
Director
Tianqiao Chen, PRC	Chairman and Chief Executive Officer

SHANDA ASSET MANAGEMENT HOLDINGS LIMITED

Name and Citizenship	Present Principal Occupation
Director
Tianqiao Chen, PRC	Chairman and Chief Executive Officer